Exhibit 99.2

FIRST AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT OF

STRATEGIC HOTEL FUNDING, L.L.C.

This First Amendment o Limited Liability Company Agreement of SHC Funding, L.L.C. (this “Amendment”), dated as of March 15, 2005, is entered into by Strategic Hotel Capital, Inc., a Maryland corporation, as managing member (the “Managing Member”), of Strategic Hotel Funding, L.L.C. (the “Company”), for itself and on behalf of the members of the Company.

WHEREAS, Section 4.2(b) of the Limited Liability Company Agreement of the Company (as heretofore amended, the “Operating Agreement”) provides that the Managing Member may issue additional Membership Units or other Membership Interest in one or more classes, or one or more series of any such classes, with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions senior to Non-Managing Membership Interests; provided, that (x) the additional Membership Interests are issued in connection with an issuance of shares of the Managing Member, which shares have designations, preferences and other rights of the additional Membership Interests issued to the Managing Member and (y) the Managing Member shall make a Capital Contribution to the Company in an amount equal to the net proceeds raised in connection with the issuance of such shares of the Managing Member;

WHEREAS, the Managing Member has entered into a Purchase Agreement dated as of March 9, 2005, pursuant to which the Managing Member has agreed to issue shares of a newly created series of preferred stock, designated Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”); and

WHEREAS, pursuant to the authority granted to the Managing Member pursuant to Section 4.2 and Section 14.1(b) of the Operating Agreement, the Managing Member desires to amend the Operating Agreement (i) to establish a new class of Units, to be entitled Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”), and to set forth the designations, rights, powers, preferences and duties of such Series A Preferred Units, which are substantially the same as those of the Series A Preferred Stock, and (ii) to make certain other changes to the Operating Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Managing Member hereby amends the Operating Agreement, as follows:

1. The Managing Member hereby establishes an additional class of Membership Units entitled “Series A Cumulative Redeemable Preferred Units” (the “Series A Preferred Units”). Series A Preferred Units shall have the designations, preferences, rights, powers and duties as set forth in Exhibit A hereto.

2. The Operating Agreement is hereby amended by attaching to Exhibit C thereto the Exhibit A attached hereto.

All capitalized terms used in this Amendment and not otherwise defined shall have the meanings assigned in the Operating Agreement.

Except as modified herein, all terms and conditions of the Operating Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

STRATEGIC HOTEL CAPITAL, INC.,
as Managing Member

Strategic Hotel Funding, L.L.C.

By:
Name:
Title: